EXHIBIT 5

FEC HEADQUARTERS Vancouver, British Columbia E-mail: info@FECResources.com Website: http://www.FECResources.com

FEC RECEIVES EXTENSION FOR LOAN REPAYMENT

Dateline: Vancouver, British Columbia

Ticker: “FECOF”

Date: June 28, 2024

FEC RESOURCES INC. (PINK: FECOF) (“FEC” or the “Company”) received a request for a repayment plan from PXP Energy Corporation (“PXP”) with respect to the $678,206 principal and approximately $72,133 of accrued interest due to PXP by the Company. The loan is due on June 30, 2024.

The Company is pleased to report that it requested and received an extension of the repayment due date from June 30, 2024 to September 30, 2024 with all other terms of the loan remainng the same.

On behalf of the Board of,

FEC Resources Inc.

Daniel Carlos

Director and Chief Executive Officer

For more information please e-mail info@FECResources.com or visit the FEC Resources website at www.fecresources.com.